July 3, 2019

Jia Sheng
Chief Executive Officer and Director
Hunter Maritime Acquisition Corp.
Tower A, WangXin Building
28 Xiaoyun Rd
Chaoyang District, Beijing, 100027

       Re: Hunter Maritime Acquisition Corp.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Response dated June 14, 2019
           File No. 001-37947

Dear Mr. Sheng:

       We have reviewed your June 14, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 31, 2019 letter.

Form 20-F for Fiscal Year Ended December 31, 2018

Our Service Process for E-APP Products, page 37

1. We note from your response to comment four that if E-APP product is not fully subscribed within the subscription period the local financial asset exchange ("exchange")
      will provide the subscribed-for amount to the borrower. Please revise your future filings to address the following:
        Expand your disclosure to more clearly explain what is a "local financial asset exchange".
        Clarify whether you, or any other party (related or not), have any obligation or guaranty when funding is provided by an exchange.
 Jia Sheng
FirstName LastNameJia Sheng
Hunter Maritime Acquisition Corp.
Comapany NameHunter Maritime Acquisition Corp.
July 3, 2019
July 3, 2019 Page 2
Page 2
FirstName LastName
2. We note your response to comment four relating to performance guaranty obligations and that 31.0% of your 2018 E-APP transaction volume was guaranteed by related parties (i.e., entities owned by your founder(s) or key management of the company). Please address the following:
           Tell us, and revise your future filings to clarify, where (and how) in the service process for E-APP products borrowers are introduced to guarantors. In this regard, clarify if borrowers may provide their own guarantors. In addition, clarify if there is a separate fee that borrowers or you must pay to related parties for guarantor services and quantify the fee amounts.
           Tell us, and revise your future filings to discuss, if the company has receivables from related parties related to guaranty obligations. Quantify the amounts and tell us where those amounts are presented within Note 19 (Related Party Transactions and Balances)
             within your notes to the combined and consolidated financial statements.
           Revise your disclosure in future filings to specify the names of the related parties.
             Also, tell us if the related parties (i.e., the guarantors) are variable interest entities and provide us with your accounting analysis. Refer to ASC 810-10. We understand from your response to comment 20 (refer to the 3rd bullet point) that
             none of your officers, or any other related parties are required, explicitly or implicitly, to fund any shortfall if the guarantor is unable to fulfill their guaranty obligations to lenders. Reconcile this statement with your disclosure on page F-36 (Guarantor -
             Related Parties) as well as the the fact that 31.0% of your E-APP transaction volume is guaranteed by related parties (i.e., entities owned by your founder(s) or key management of the company).
Stage 4 Loan Disbursement, page 37

3. We note your response to comment five relating to the service fees you charge. Please tell us your accounting in the event that the borrower does not authorize the custodian bank to transfer the service fees.
Key Factors Affecting Results of Operations
The regulatory environment in China, page 57

4. We note your response to comment 10. Please revise your future filings to address the following:
           Provide additional disclosure to discuss why you expect these regulations will only have a temporary impact on your business.
           Provide disclosure which discusses the details of the "three reductions" including the implementation of the reductions and any other details that would help investors understand the timing and expected current and continuing impact on your financial statements.
           Discuss if, and how, the "three reductions" will impact your E-APP services.
Item 5. Operating and Financial Review and Prospects
 Jia Sheng
Hunter Maritime Acquisition Corp.
July 3, 2019
Page 3
Key Operational Metrics, page 63

5. We note your response to comment 13. Please explain to us why you believe annualized transaction volume is more directly correlated with revenue, as well as, why you believe it better reflects your operating performance.
6. We note you response to comment 15. Please tell us how the average fee rates in your proposed disclosure reconcile with those presented in your response to comment 14.
7. Please revise your future filings to disclose the compensation rates for your E-APP services.
      You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Hugh West,
Accounting Branch Chief at 202-551-3872 if you have any questions.



FirstName LastNameJia Sheng                                   Sincerely,
Comapany NameHunter Maritime Acquisition Corp.
                                                              Division of
Corporation Finance
July 3, 2019 Page 3                                           Office of
Financial Services
FirstName LastName